Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-184382

Supplementing the Preliminary Prospectus Supplement dated August 11, 2015 (to Prospectus dated

October 11, 2012)

AIR LEASE CORPORATION

$500,000,000 2.625% Senior Notes due 2018

Pricing Term Sheet

Date: August 11, 2015

Issuer:	Air Lease Corporation
Security Description:	2.625% Senior Notes due 2018
Principal Amount:	$500,000,000
Net Proceeds (before expenses):	$495,250,000
Maturity Date:	September 4, 2018
Coupon:	2.625%
Issue Price:	99.500% of face amount
Yield to Maturity:	2.797%
Benchmark Treasury Spot / Yield:	99-20 ¾ / 0.997%
Spread to Benchmark Treasury:	+180 basis points
Benchmark Treasury:	0.875% due July 15, 2018
Interest Payment Dates:	March 4 and September 4, commencing March 4, 2016 (long first coupon)
Optional Redemption:	Make-whole call at T+30 basis points.
Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.
Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness.  Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	August 11, 2015
Settlement Date:	T+5; August 18, 2015
CUSIP:	00912XAR5
ISIN:	US00912XAR52
Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Mizuho Securities USA Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Fifth Third Securities, Inc.

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SunTrust Robinson Humphrey, Inc.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533; (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, New York 10038, Attention: Prospectus Department, or by calling 1 (800) 294-1322; (iii) Mizuho Securities USA Inc., 320 Park Avenue, 12th Floor, New York, New York 10022 or by calling 1 (866) 271-7403; or (iv) Wells Fargo Securities, LLC, 608 2nd Avenue, South Minneapolis, Minnesota 55402, Attention: WFS Customer Service, or by calling 1 (800) 645-3751.

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